Exhibit 99.1

ASH 2025 | Updated Data for Ascentage Pharma’s Olverembatinib in Second-Line CML-CP Showing Encouraging Potential for Early-Line Treatment

●	76.7% complete cytogenetic response rate achieved in patients who failed second-generation TKI first-line therapy

●	Molecular responses continue to deepen with extended treatment duration, reaching 60% major molecular response at 21 cycles

●	Strong efficacy data support potential advancement to earlier treatment lines for a broader patient population

ROCKVILLE, Md. and SUZHOU, China, December 8, 2025—Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development, and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that it has presented the latest data on Olverembatinib, the Company’s novel drug, in second-line treatment of patients with chronic myeloid leukemia (CML) in chronic-phase (-CP), in a poster presentation at the 67th American Society of Hematology (ASH) Annual Meeting, being held in Orlando, Florida. This presentation provided an update on the results released in an oral presentation at ASH 2024 and featured data from a longer follow-up on efficacy and safety.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating cutting-edge scientific research and the latest data on investigational therapies that represent leading scientific and clinical advances in the global hematology field. Once again, Ascentage Pharma’s innovative pipeline has garnered significant attention at this year’s conference, with results from multiple clinical and preclinical studies on three of the company’s drug candidates (Olverembatinib, Lisaftoclax, and APG-5918) selected for presentations, including an oral report.

The updated results suggest that Olverembatinib holds promise as a safe and effective new treatment option for patients with second-line CML-CP, especially those who failed first- and second-generation BCR-ABL1 tyrosine kinase inhibitors (TKIs). As of the data cut-off date, in patients with CP-CML resistant/intolerant to one prior line of TKIs without the T315I mutation, Olverembatinib demonstrated a complete cytogenetic response (CCyR) rate and a major molecular response (MMR) rate of 71.8% and 43.6%. In patients who failed first-line treatment with second-generation TKIs, Olverembatinib demonstrated a CCyR rate of 76.7% and an MMR rate of 43.3%. Moreover, patients’ responses deepened with time on treatment. Safety data presented in the poster were consistent with previously reported results, with no new safety signals.

Olverembatinib is a novel drug developed by Ascentage Pharma and represents the first third-generation BCR-ABL inhibitor approved in China. Olverembatinib is currently being jointly commercialized in China by Ascentage Pharma and Innovent Biologics. The drug is currently approved in China for adult patients with TKI-resistant chronic-phase chronic myeloid leukemia (CML-CP) or accelerated-phase CML (CML-AP) harboring the T315I mutation; and adult patients with CML-CP resistant to and/or intolerant of first- and second-generation TKIs, with all approved indications now covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting three global registrational Phase III studies to evaluate Olverembatinib, as an investigational drug, in multiple indications including CML-CP, newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL), and succinate dehydrogenase (SDH)- deficient gastrointestinal stromal tumors (GIST). Ascentage Pharma has signed an exclusive option agreement to enter into an exclusive license agreement with Takeda for Olverembatinib. In the event that Takeda exercises the option, Takeda would license the global rights to develop and commercialize Olverembatinib in all territories outside of, among others, mainland China, Hong Kong, Macau, and Taiwan, China.

Professor Weiming Li, the presenter of this study, from the Union Hospital, Tongji Medical College, Huazhong University of Science and Technology in Wuhan, commented, “Since its first dataset was released in an oral presentation at last year’s ASH Annual Meeting, this study has attracted widespread interest from the international hematology community for the high response rates and favorable safety profile it observed in patients with second-line CML-CP. The updated data presented this year reaffirmed the previously reported favorable results, showing deepened responses with longer duration of treatment. The study has yielded strong evidence supporting Olverembatinib’s therapeutic utility for second-line treatment of CML-CP, paving the way for broader clinical application of Olverembatinib.”

Yifan Zhai, M.D., Ph.D., Chief Medical Officer of Ascentage Pharma, said, “We are delighted that updated data from this study were presented once again at the ASH Annual Meeting. The latest data suggest that Olverembatinib has potential as a safe and effective new treatment option for a broader population of patients with CML-CP. Fulfilling our mission of addressing unmet clinical needs in China and around the world, we will strive to accelerate our clinical programs to bring more safe and effective therapies to patients as soon as possible.”

Highlights of the data this study reported at ASH 2025 are as below:

Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic phase-chronic myeloid leukemia (CP-CML)

Format: Poster Presentation

Abstract#: 3782

Session: 632. Chronic Myeloid Leukemia: Clinical and Epidemiological: Poster II

Time: Sunday, December 7, 2025; 6:00 PM – 8:00 PM EST

First Author: Professor Weiming Li, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Presenter: Professor Weiming Li, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Highlights:

Background:

BCR-ABL1 TKIs have significantly improved the prognosis of patients with CML. However, some patients develop drug resistance or intolerance during treatment with TKIs. Prior studies showed that 20% to 30% of patients with CML who were treated with imatinib, and more than 10% of patients who received first-line treatment with second-generation TKIs dasatinib or nilotinib, developed drug resistance or intolerance in the first year. Therefore, Chinese patients with CML-CP resistant/intolerant to one prior line of TKIs have an urgent unmet medical need.

Introduction:

This was an open-label, single-arm, multicenter clinical study (ChiCTR2200061655) designed to evaluate the efficacy and safety of orally administered Olverembatinib at 40 mg every other day (QOD) in Chinese patients with CP-CML resistant/intolerant to one prior line of TKIs (including imatinib, flumatinib, nilotinib, and dasatinib) without the T315I mutation. As of July 24, 2025, the study had enrolled 47 patients with CP-CML without the T315I mutation.

Efficacy Results:

●	As of July 24, 2025, 39 (83.0%) patients received at least one efficacy evaluation; 36 (76.6%) at least two efficacy evaluations; and 34 (72.3%) at least three efficacy evaluations. Two patients had not yet received their first efficacy evaluation.

●	As of the data cut-off date, 71.8% (28/39) of patients had achieved a CCyR and 43.6% (17/39) MMR. CCyR and MMR rates assessed at the end of cycles 6, 9, 12, 15, 18, 21, and 24 were 54.3% and 25.7%, 66.7% and 33.3%, 74.2% and 35.5%, 84.6% and 46.2%, 85.7% and 47.6%, 90.0% and 60.0%, and 89.5% and 57.9%, respectively, suggesting that responses deepened as treatment persisted.

●	Among 39 efficacy-evaluable patients, 30 had received second-generation TKIs in first-line treatment. Of them, 76.7% (23/30) achieved a CCyR and 43.3% (13/30) MMR. Among the 9 patients who were pretreated with imatinib, 55.6% (5/9) achieved a CCyR and 44.4% (4/9) MMR.

Safety Results: The median (range) treatment duration was 16.0 (1-18) cycles. A total of 42 (89.4%) patients experienced treatment-related adverse events (TRAEs) of any grade, including 21 (44.7%) patients who experienced grade ≥3 TRAEs and 6 (12.8%) patients who experienced serious adverse events (SAEs) related to Olverembatinib. Grade ≥3 hematologic toxicities included platelet count decreased (42.6%), neutrophil count decreased (25.5%), and anemia (8.5%). Olverembatinib-related SAEs included platelet count decreased (6.4%) and anemia, myelosuppression, and pyrexia (2.1% each). No deaths were reported during the study.

Conclusion: Olverembatinib may provide a safe and effective second-line treatment for patients with CP-CML, especially for those with disease that had failed on first-line treatment with second-generation TKIs.

* Olverembatinib, Lisaftoclax, and APG-5918 are currently under investigation and have not been approved by the US FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia ( AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

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